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Andrés V. Gil
Davis Polk & Wardwell LLP 121, avenue des Champs-Elysées 75008 Paris	+33 (0)1 56 59 36 30 tel +33 (0)1 56 59 37 30 fax andres.gil@davispolk.com

September 12, 2013

Via EDGAR (Correspondence) and Email

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Christina Chalk Senior Special Counsel Office of Mergers & Acquisitions

Re:
Administradora de Fondos de Pensiones Provida S.A. (the “Company”)
Schedule 14D-9 filed on September 3, 2013 (the “Schedule”)
Schedule 14D-9Cs filed August 16, July 19, May 2,April 30, March 1 andFebruary 4, 2013 under CIK 0000931588
Schedule 14D-9 filed February 1, 2013 under CIK 0001003381

Dear Ms. Chalk:

By letter dated September 10, 2013, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Schedule.  In response to your comments and on behalf of the Company and the other filing persons set forth on the cover of the Schedule, I have provided responses to those comments as indicated below.  With respect to all matters of fact discussed herein, we have relied upon information provided to us by the Company and, with respect to matters of Chilean law referred to herein, we have relied upon the advice of the Company’s General Counsel, Andrés Veszprémy S. (the “Company’s General Counsel”) and the Company’s outside Chilean counsel, Morales & Besa (“Outside Chilean Counsel”).  The text set forth in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.  Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule.

Christina Chalk	2	September 12, 2013

General

1.
See the filings listed above. Company filings appear to have been filed under two different CIK and file numbers for the same offer. We are unclear as to which is the correct file number for the issuer. Please advise and ensure that all filings appear under the correct number.

Response:

We understand that two CIKs were issued to the Company: one, CIK 0000931588, in connection with the Company’s name as it is translated into English and one, CIK 0001003381, in connection with the Company’s name as it appears in Spanish. The Company will collaborate with the Staff to have both CIKs consolidated under CIK 0000931588. The Company will ensure that all of its future filings are made using CIK 0000931588.

Item 4.  The Recommendation or Solicitation, page 4

2.
Rule 14e-2(a) of Regulation 14E requires the issuer that is the subject of a tender offer to provide a statement to its shareholders recommending acceptance or rejection or remaining neutral toward the offer and a statement explaining the reasons for such position. If the issuer is unable to take a position with respect to the offer, it must so state, and must explain why. You state that Chilean law does not “contemplate” that the issuer itself or its board of directors takes a position with respect to the offer. Clarify whether Chilean law prohibits Provida or its board from taking a position on the offer.

Response:

The Company has been advised by Outside Chilean Counsel and the Company’s General Counsel, based on discussions with the Superintendencia de Valores y Seguros (“SVS”), that Chilean law does not require or contemplate that a board of directors make a recommendation to shareholders with respect to tendering into a tender offer.  Rather, Chilean law requires that each individual member of a board express in writing his or her reasoned opinion as to whether the tender offer is advantageous (conveniente) to the interests of the company’s shareholders.  In addition, Outside Chilean Counsel and the Company’s General Counsel, based on discussions with the SVS, have advised the Company that under Chilean law, a board of directors cannot be required to make such a recommendation.  Therefore, in compliance with the requirements of Rule 14e-2(a) of Regulation 14E, the Board, acting as such and as disclosed in the Schedule, remains neutral with respect to the Offers because it is not required to make a recommendation under Chilean law and cannot be required to do so.  The Company respectfully submits that the disclosure currently contained in the Schedule regarding the position of the Board does not require revision.

Furthermore, the Company respectfully submits that its disclosure is consistent with Chilean transaction precedents (please see the Schedule 14D-9 filed by Compañía de Telecomunicaciones de Chile S.A. on September 30, 2008 and amended on October 27,

Christina Chalk	3	September 12, 2013

2008; the Schedule 14D-9 filed by Santa Isabel S.A. on September 20, 2002; the Schedule 14D-9 filed by Laboratorio Chile S.A. on June 6, 2002 and amended on June 26, 2002; and the Schedule 14D-9 filed by Télex-Chile S.A. on March 20, 2002).  In each of these transactions, the subject company board remained neutral with respect to the respective tender offer, citing as its reason the advice of Chilean counsel that Chilean law does not contemplate or require the subject company board to make a recommendation.

3.
See our last comment above. Rule 14e-2(a) does require you to express and support one of the enumerated positions with respect to the offer. While you may remain neutral as the target of a tender offer, such position must be explained and supported. If every director individually has determined that the offer is “advantageous” to shareholders and has provided supporting analysis in favor of accepting it, how is this consistent with Provida taking a neutral position with respect to the offer? Please revise or advise.

The Company respectfully submits that the Board’s neutral position is not inconsistent with the directors’ individual opinions, and that the current disclosure in the Schedule complies with Rule 14e-2 of Regulation 14E (“Rule 14e-2”).  As a matter of Chilean law, the opinions of the individual members of the Board that the Offers are “advantageous” to the Company’s shareholders, even if taken together, do not constitute a position of the Board as a legal entity or the Company with respect to the Offers.  The Board, as such, has not taken a position on the Offers and is not required to do so under Chilean law.  In addition, we do not believe that the expression of individual opinions with respect to an offer by the members of the board of directors, even if such opinions are unanimous, leads to a requirement under Rule 14e-2, or otherwise, that the board take a position with respect to the offer.  Moreover, the Company’s General Counsel and Outside Chilean Counsel have advised that such consistency is not required under Chilean law, and as noted above, our disclosure is also consistent with Chilean 14D-9 transaction precedents.  The Company therefore respectfully submits that the disclosure currently contained in the Schedule regarding the position of the Board does not require revision.

*  *  *  *

In addition, as requested, the Company has indicated its acknowledgement that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christina Chalk	4	September 12, 2013

If you have any questions regarding this matter, please feel free to call me at 011-33-1-56-59-36-30.

Yours sincerely, /s/ Andrés V. Gil
Andrés V. Gil, Esq.